INZON CORPORATION

238 Northeast 1st Avenue
Delray Beach, FL 33444

April 21, 2008

Mr. Andrew Mew
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

RE: InZon Corporation
     Form 10-KSB for Fiscal Year Ended September 30, 2007
     Filed January 15, 2008
     File No. 000-17345

Dear Mr. Mew,

Attached herein please find the amendments to the Form 10-KSB For Fiscal
Year Ended September 30, 2008 as noted in your letter of April 15, 2008.

In addition we will file a Form 10-KSB/A with the amendments attached
hereto separately,

Best regards,



Richard Dea
Chief Financial Officer

Attachments:

1.) Item 8A. Control and Procedures, page 17
Evaluation of Disclosure and Procedures

ITEM 8A.   CONTROLS AND PROCEDURES.

Controls and Procedures.

Evaluation of Disclosure Controls and Procedures.

As of the end of the period covered by this report, the Registrant carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended ("Exchange Act"). This evaluation was done under the supervision and with the participation of the Registrant's president. Based upon that evaluation, he concluded that the Registrant's disclosure controls and procedures are lacking in gathering, analyzing and disclosing information needed to satisfy the Registrant's disclosure obligations under the Exchange Act. During the period ended September 30, 2007, the Registrant experienced a breakdown in cash receipts controls that caused cash to be deposited in a non Registrant bank account that was to have been deposited in a Registrant bank account. The error was noted and immediately corrected. As of the end of the year it was determined that the controls and procedures were ineffective.

2.) Report of Independent Registered Public Accounting Firm, page F-1

De Joya Griffith & Company, LLC
2580 Anthem Village Drive
Henderson, Nevada 89052
702.563.1600 Office/702.920.8049 Facsimile

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Inzon Corporation
Delray Beach, Florida

We have audited the accompanying consolidated balance sheet of Inzon Corporation and its subsidiaries as of September 30, 2007, and the consolidated statements of operations, stockholders' deficit and cash flows for the years ended September 30, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inzon Corporation and its subsidiaries as of September 30, 2007, and the results of its operations and cash flows for the years ended September 30, 2007 and 2006 in conformity with generally accepted accounting principles in the United States.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has an accumulated deficit and incurred continuing net losses from operations which all raise substantial doubt about its ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

De Joya Griffith & Company, LLC
Henderson, NV

December 29, 2007